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                                       Filed by: UnitedHealth Group Incorporated
                                                      pursuant to Rule 425 under
                                                      the Securities Act of 1933

                                                  Commission File No.: 333-53762

                             Subject Company: Virginia's Physician Network, Inc.


            [Form of letter to be sent to individual shareholders of
                       Virginia's Physician Network, Inc.]
                               [On VPN letterhead]

                                February 5, 2001



[Addressed to individual physician]


Dear ___________:

         Your investment in Virginia's Physician Network may be at risk if you don't return the enclosed proxy. As of today, we have not received the signed proxy from you.

         As you know from a mailing sent to you last week, a special meeting of VPN shareholders will be held on February 28 to consider a proposal for VPN to sell virtually all of its assets to a subsidiary of UnitedHealth Group Incorporated in exchange for UnitedHealth Group common stock. Approval requires the affirmative vote of more than 2/3rds of the outstanding shares of VPN. Although these proxies are being received now, we have not received your signed proxy as of today.

         If the 2/3 affirmative vote is reached, you will receive common stock in UnitedHealth Group valued at approximately $8.09 for each share of VPN stock you own. This is detailed in the proxy materials previously mailed to your home. This results in a positive return on your initial investment in VPN.

         All it takes is a minute of your time. Sign and fax your proxy to VPN immediately. Your vote is important, not only to you, but to 3,104 other physician shareholders in VPN.


                                   Sincerely,



                                   C. Gregory Lockhart, M.D.
                                   President and C.E.O.


P.S.  Sign and fax your proxy to (804) 771-5625 today!
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                           Other Important Information

In connection with the proposed transaction, UnitedHealth Group has filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission. UnitedHealth Group and VPN have mailed a proxy statement/prospectus to VPN's shareholders. VPN shareholders are urged to read the registration statement, proxy statement/prospectus and other documents filed with the SEC carefully because they contain important information about the transaction and UnitedHealth Group. VPN shareholders can obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. VPN shareholders also can obtain free copies of these documents from UnitedHealth Group by mailing a request to it at UnitedHealth Group, Inc., UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, MN 55343, Attention:
Investor Relations, or by calling (952) 936-1300.

For more information about VPN, please contact Marshall Cook at (804) 771-9525 or Dr. Greg Lockhart at (804) 320-2751. For more information about UnitedHealthcare, please contact Tim O'Shea at (804) 267-5253.